

May 5, 2016

James F. McCabe, Jr.
Chief Financial Officer
Handy & Harman, Ltd.
590 Madison Avenue, 32nd floor
New York, New York 10022

>**Re:**   **SL Industries, Inc.**
>   **Schedule TO/13E-3**
>   **Filed April 21, 2016 by Handy & Harman Ltd et al.**
>   **File No. 005-34262**

Dear Mr. McCabe:

We have reviewed the above filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

1. Since the bidders have checked the box on the cover of the Schedule TO to indicate that the tender offer involves a going-private transaction subject to Exchange Act Rule 13e-3, please revise the Schedule TO to include Item 13. Refer to General Instruction J and Item 13 of Schedule TO.

2. We note that Steel Partners Holdings L.P. beneficially owns approximately 69.8% of the outstanding shares of common stock of Parent and through its wholly owned subsidiary, DGT Holdings Corp., also is the beneficial owner of 25.1% of the issued and outstanding Shares. We also note disclosure on pages 2 through 8 indicating the role of Warren Lichtenstein, Steel Holdings and DGT Holdings Corp. in the negotiations leading up to the Rule 13e-3 transaction. Please advise why Steel Holdings and DGT are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as

signatories to the Schedule TO/13E-3 signature page and included as filing persons. We may have further comment.

3.   Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Offer to Purchase

Background of the offer, page 2

4.   Please revise to state the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. In this regard, we note the disclosure on page 11 that "Parent has publicly announced proposals to pursue a business combination transaction with the Company on prior occasions." Please note that to comply with the requirements of Schedule 13E-3 you may incorporate by reference to information appearing in other SEC filings, including the Schedule 14D-9 filed by SL Industries.

Position of the Purchaser Group Regarding Fairness of the Offer and the Merger, page 9

5.   We note the disclosure on the top of page 10 regarding the Purchaser Group's belief that the Offer Price is fair. Please note that Item 1014(a) of Regulation M-A requires a statement as to whether the Purchaser Group reasonably believes that the *Rule 13e-3 transaction* is fair or unfair to unaffiliated stockholders, not just the consideration paid in the transaction. Please revise to provide the required disclosure.

6.   We note disclosure indicating that SL Industries' Special Committee received an opinion from Houlihan Lokey and that you have adopted the SL Industries' board recommendation. Please revise to summarize the opinion provided by Houlihan Lokey in the disclosure document and file it as an exhibit. Each presentation, discussion, or report held with or presented by Houlihan Lokey, whether oral or written, preliminary or final,

is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Please note that to comply with the requirements of Schedule 13E-3 you may incorporate by reference to information appearing in other SEC filings, including the Schedules 14D-9 filed by SL Industries.

7.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Specifically, the disclosure regarding pervious purchases appears to only cover a 60 day period as opposed to the two year period referenced in 1002(f) of Regulation M-A. We also note that the factors considered do not appear to include the factor described in 1014(c) or explain why such factor was not deemed material or relevant. In particular, we note that the Super Majority of the Minority Condition relates to shares not owned by Parent or its affiliates, and this "minority" may still include shares held by other affiliates of the Company, including Company directors and executive officers. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders, as opposed to the smaller subset of stockholders affiliated with Parent, was not considered, please explain why the Purchaser Group believes the proposed merger is procedurally fair in the absence of such safeguard.

Conditions to the Offer, page 52

8.   We note the language in the penultimate paragraph of this section that the Purchaser Group's failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer." If an event triggers a listed offer condition, and the Purchaser Group determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Purchaser Group's understanding in your response letter.

Item 10. Financial Statements Considerations

9.   Please provide the information required by Item 13 of Schedule 13E-3. Refer to General Instruction J and Item 13 of Schedule TO. Please note that should the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Michael Neidell
       Olshan Frome Wolosky LLP